UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

Inozyme Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45790W 108

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45790W 108

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,167,706
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,167,706
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,167,706
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.97% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 23,483,093 shares of the Issuer’s Common Stock outstanding as of May 7, 2021, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 12, 2021.

This amendment (“Amendment No. 4”), amends the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on July 29, 2020, as subsequently amended by Amendment No. 1 filed on October 5, 2020 and Amendment No. 2 filed on February 1, 2021 and Amendment No. 3 filed on March 30, 2021 (collectively, the “Schedule”), to report the sale of shares by Novo Holdings A/S and that as of July 26, 2021 Novo A/S ceased to be the beneficial owner of more than five percent of the Issuer’s securities. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and replaced in its entirety as follows:

(a) Novo Holdings A/S beneficially owns 1,167,706 shares of Common Stock representing approximately 4.97% of the Issuer’s outstanding shares of Common Stock, based upon 23,483,093 shares of the Issuer’s Common Stock outstanding as of May 7, 2021, as reported in the Issuer’s 10-K filed with the SEC on May 12, 2021.

(b) Novo Holdings A/S is a Danish corporation wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c) On July 26, 2021, Novo Holdings A/S sold 700,000 shares at $16.75 per share in a block sale broker transaction. Except for this sale, no other transactions in the Issuer’s Common Stock were effected by Novo Holdings A/S nor the Foundation nor any person listed on Schedule I to the Schedule in the past 60 days.

(d) Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock beneficially owned by Novo Holdings A/S and reported herein.

(e) On July 26, 2021, Novo Holdings A/S ceased to be the beneficial owner of 5% or more of the Issuer’s common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2021	Novo Holdings A/S

/s/ Peter Haahr
By: Peter Haahr
Its: Chief Financial Officer